Filed by AmSouth Bancorporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: AmSouth Bancorporation

Commission File No.: 1-7476

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company’s filings with the Securities and Exchange Commission (the “SEC”). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this document.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a registration statement, which includes a joint proxy statement/prospectus which was sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.

The following was mailed to AmSouth Bancorporation shareholders on August 24, 2006:

A Merger of Equals
AMSOUTH
REGIONS
FINANCIAL CORP.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements as to the benefits of the proposed merger between Regions and AmSouth made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those we have described in the document. The proposed merger will be submitted to Regions’ and AmSouth’s stockholders for their consideration.

Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, because they contain important information, including information regarding the risks and uncertainties involved in our forward-looking statements. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and AmSouth, at the SEC’s Web site (http://www.sec.gov) and at Regions’ Web site (http://www.Regions.com) and AmSouth’s Web site (http://www.AmSouth.com). Regions and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions and/or AmSouth in connection with the proposed merger. Information about the respective directors and executive officers of Regions and AmSouth is set forth in each company’s proxy statement for its respective annual meeting of stockholders.

DEAR FELLOW SHAREHOLDER:

You have recently been sent proxy materials regarding the proposed merger of AmSouth Bancorporation and Regions Financial Corporation, which will create a top 10 U.S. bank holding company with $140 billion in assets and 2,000 branches.

Your Board of Directors believes this transaction is a value-creating opportunity for you and all AmSouth shareholders and unanimously recommends that you vote FOR. This is a strategic merger of like-minded partners with a shared vision. The new company will have more and better opportunities for revenue generation, deposit growth, and significant cost savings. In addition, after completion of the merger AmSouth shareholders are expected to realize a 7 percent higher dividend.

None of this will be possible, however, without your vote in favor of the merger. Please take a moment to cast your vote today, by telephone, by the Internet, or by signing, dating and returning the enclosed proxy card.

Thank you,

C. DOWD RITTER
Chairman, President and Chief Executive Officer AmSouth Bancorporation

A FORMIDABLE FRANCHISE

•	The combination will create a regional banking leader headquartered in the fast growing Southeast, with approximately $140 billion in total assets and a $26 billion market capitalization.

•	The merger will benefit the combined company’s 5 million customer households by providing a broader range of products and services and the convenience of banking at any of 2,000 branches and 2,800 ATMs located in 16 states.

•	Enhanced products, services and distribution channels will provide a strong foundation to grow AmSouth’s customer base and strengthen existing customer relationships.

•	Both companies share a strong commitment to delivering the very best customer service and to keeping the customer first in all decision making.

COMBINED FRANCHISE FOOTPRINT

AmSouth
Regions
Morgan Keegan
Insurance

Funds - Checking
Funds - Checking

A Regional Banking Leader

bank
1801 5943 8705

A VALUE-CREATING OPPORTUNITY

•	Merging AmSouth and Regions creates a top 10 U.S. bank holding company and provides beneficial scale, breadth, and diversification.

•	Because the two companies operate in overlapping markets the merger should allow us to realize significant cost savings.

•	The merger will provide for an opportunity to reach a larger customer base through a more diverse business mix.

•	The merger will result in improved capital generation and efficiency, providing a solid base for growth.

•	The combined organization will have a strong management team, drawn from experienced bankers from both AmSouth and Regions.

ABOUT THE COMPANIES

AMSOUTH

AMSOUTH®

$54 billion
in assets

680
branches

1,200
ATMs

12,500
associates

REGIONS
BANK
REGIONS

REGIONS℠
FINANCIAL CORP.

$85 billion
in assets

1,300
branches

1,600
ATMs

25,000
associates

THE NEW REGIONS

This strategic combination will provide long-term benefits for shareholders by creating a Southeast-based banking powerhouse with a broad and balanced mix of businesses for sustained growth.

•	The new Regions will rank in the top 10 in market share in half of the 16 states we will do business in – many of which are among the fastest growing in the country.

•	The combined company will have leading positions in some of the fastest growing markets in the United States as well as a broad, balanced mix of businesses, including retail and commercial banking, trust and asset management, securities brokerage, mortgage and insurance products and services.

•	Merging our loan portfolios will provide for a stronger, more diverse combined portfolio, both in terms of lending and geographic coverage.

•	The new Regions will combine the expertise of AmSouth’s branch expansion program and the strength of Regions’ Morgan Keegan investment unit.

•	Both companies have a long tradition and share a commitment to generating shareholder value.

TRANSACTION DETAILS

•	A merger of equals with the new company retaining the name Regions Financial Corporation.

•	AmSouth shareholders are to receive 0.7974 shares of Regions common stock for each share of AmSouth common stock.

•	Fractional shares will be paid in cash.

•	The new company is expected to pay quarterly dividends at the current Regions level of 35 cents per share, resulting in a 7 percent increase for AmSouth shareholders.

•	AmSouth’s Board and management will have substantial participation in the combined company.

•	Anticipated closing in the fourth quarter of 2006.

QUESTIONS & ANSWERS

Why do I need to vote?

Your vote is important, no matter how many or how few shares you may own. Adoption of the merger agreement requires the affirmative votes of the majority of outstanding shares of common stock. Abstaining, or not voting, counts as a vote against the merger in this case.

Why should I vote for the merger?

The Board of Directors unanimously recommends voting FOR the merger. Combining AmSouth and Regions creates a top 10 U.S. bank holding company giving us the scale and distribution platform necessary to continue providing excellent customer service. It also significantly strengthens our presence in our core markets and provides opportunities for significant cost savings and revenue increases. All of this leads to increased shareholder value.

What is the dividend level of the combined company?

As part of the transaction, it is expected that the new company will initially pay a dividend of 35 cents per share per quarter, which is the current Regions quarterly dividend rate and represents an increase of approximately 7 percent for AmSouth shareholders.

What happens next?

Once the merger has been approved by shareholders and the regulatory approval process has been completed, the legal merger of the companies will follow, which we expect will occur in the fourth quarter of 2006.

What do I need to do now?

Because the merger requires approval by a majority vote of outstanding common shares, we urge all shareholders to consider the merits of the merger and promptly vote FOR the proposal. Please sign, date and return your proxy card, or vote by the telephone or Internet today.

Your vote is important.

Please vote FOR today – by telephone, Internet, or by signing, dating and returning the enclosed proxy card today.

If you have questions or need assistance with voting your shares, please call the firm assisting us with the solicitation of proxies:

Innisfree M&A Incorporated

Shareholders call toll-free: 1-877-750-9498

Banks and Brokers call collect: 1-212-750-5833

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

Δ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Δ

P R O X Y	AMSOUTH BANCORPORATION SPECIAL MEETING OF SHAREHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

C A R D

The undersigned hereby appoints John D. Buchanan and Carl L. Gorday, and each of them, proxies, with full power of substitution, to vote all of the shares of common stock of AmSouth Bancorporation held of record by the undersigned at the Special Meeting of Shareholders to be held on Tuesday, October 3, 2006, and at any adjournments or postponements thereof. This card also provides voting instructions for shares held in the AmSouth Bancorporation Thrift Plan and/or the AmSouth Bancorporation Direct Stock Purchase and Dividend Reinvestment Plan, and held of record by the trustee and agent of such plans.

IF THIS PROXY CARD IS PROPERLY EXECUTED AND RETURNED BUT NO DIRECTIONS ARE GIVEN, THE PROXIES WILL VOTE FOR PROPOSALS 1 AND 2. THE PROXIES, IN THEIR DISCRETION, ARE FURTHER AUTHORIZED TO VOTE ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

(continued and to be signed on other side)

AMSOUTH BANCORPORATION

YOUR VOTE IS IMPORTANT.

Please take a moment now to vote your shares of AmSouth Bancorporation common stock for the upcoming Special Meeting of Shareholders to be held on October 3, 2006, at 11:00 AM, local time.

YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone - Call toll-free from the U.S. or Canada at 1-866-849-9664, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1344. Please follow the simple instructions provided.

OR

2.	Vote by Internet - Please access https://www.proxyvotenow.com/aso, and follow the simple instructions provided. (Please note you must type an “s” after http.)

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3.	Vote by Mail - If you do not have access to a touch-tone telephone or to the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: AmSouth Bancorporation, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154.

Δ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Δ

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

	FOR	AGAINST	ABSTAIN

Proposal 1: Adoption of the Agreement and Plan of Merger, by and between Regions Financial Corporation and AmSouth Bancorporation, dated as of May 24, 2006, as it may be amended from time to time, pursuant to which AmSouth Bancorporation will be merged with and into Regions Financial Corporation.	☐	☐	☐

	FOR	AGAINST	ABSTAIN

Proposal 2: Approve the adjournment of the AmSouth Special Meeting, if necessary or appropriate, to solicit additional proxies.	☐	☐	☐

Please indicate if you plan to attend this meeting:     ☐

Dated:	, 2006

Signature

Signature

Title(s)

Please sign exactly as name or names appear(s) on this proxy. When signing as attorney, administrator, trustee, custodian, guardian or corporate officer, give full title. If more than one trustee, all should sign.